

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2020

Andrew Jackson
Chief Financial Officer
Ra Medical Systems, Inc.
2070 Las Palmas Drive
Carlsbad, CA 92011

> **Re: Ra Medical Systems, Inc.**
> **Form 10-K For the Fiscal Year Ended December 31, 2018**
> **Filed March 15, 2019**
> **File No. 001-38677**

Dear Mr. Jackson:

Consistent with our obligations under the federal securities laws, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Sincerely,

Division of Corporation Finance
Office of Life Sciences